Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, March 3, 2025

FAIRFAX ANNOUNCES QUARTERLY DIVIDEND ON SERIES E, F, G, H, I, J, K AND M PREFERRED SHARES AND QUARTERLY DIVIDEND RATE FOR SERIES H AND J PREFERRED SHARES

Fairfax Financial Holdings Limited (TSX: FFH and FFH.U) (“Fairfax”) announces that it has declared the following quarterly dividends per share on its preferred shares:

Series of Preferred Shares	Dividend (C$)	Payment Date	Record Date
Series E	0.198938	March 31, 2025	March 14, 2025
Series F	0.34773	March 28, 2025
Series G	0.185125	March 31, 2025
Series H	0.37239	March 28, 2025
Series I	0.207938	March 31, 2025
Series J	0.39027	March 28, 2025
Series K	0.315313	March 31, 2025
Series M	0.312688	March 31, 2025

Applicable Canadian withholding tax will be applied to dividends payable to non-residents of Canada.

Fairfax has also determined the quarterly dividend rates in respect of the March 31, 2025 to June 29, 2025 dividend period for its other floating rate preferred shares. The rates, together with the dividends per share payable for such period (if and when declared), are set forth below:

Series of Preferred Shares[1]	Rate (%)	Annualized Rate (%)	Dividend (C$)
Series H	1.34579	5.39796	0.33645
Series J	1.41809	5.68796	0.35452

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

1 As previously announced, Fairfax intends to redeem all of its outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series E, together with all of its outstanding Cumulative Floating Rate Preferred Shares, Series F, together with all of its outstanding Cumulative 5-Year Rate Reset Preferred Shares, Series M, on March 31, 2025.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946